SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

March 9, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown

Re:	GNS II (U.S.) Corp.
Registration Statement on Form S-4
Filed February 4, 2011
File No. 333-172076

The Mosaic Company
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed July 23, 2010
File No. 001-32327

GNS II (U.S.) Corp.
Registration Statement on Form S-1
Filed February 14, 2011
File No. 333-172253

Ladies and Gentlemen:

On behalf of our clients, The Mosaic Company (“Mosaic”) and its wholly-owned subsidiary, GNS II (U.S.) Corp. (“GNS”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 3, 2011 (the “Comment Letter”), with respect to the above-referenced filings of GNS and Mosaic.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to GNS’s Registration Statement on Form S-4, filed with the Commission on February 4, 2011 (SEC File No. 333-172076) (the “Form S-4”), and we have enclosed six courtesy copies of such Amendment No. 1 to the Form S-4 marked to show changes from the Form S-4 as filed on February 4, 2011.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by GNS’s and Mosaic’s responses thereto.

Securities and Exchange Commission Attn: Dana Brown March 9, 2011	2

GNS Form S-4 filed February 4, 2011

General

1.	We note that the merger proposal involves amendments to the GNS certificate of incorporation to create new classes of securities. Please tell us why these amendments are not presented as separate matters to be acted upon pursuant to Exchange Act Rule 14a-4(a)(3).

Response

In connection with preparing the Form S-4, we recognized and considered Rule 14a-4(a)(3) under the Exchange Act, as well as The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004) (the “Telephone Interpretation”), which provides guidance on the application of Rule 14a-4(a)(3) in the context of mergers, acquisitions and similar transactions. For a number of reasons, we concluded that the amendments to the GNS certificate of incorporation to create new classes of securities (the “GNS Charter Amendments”) do not require separate presentation as matters to be acted upon pursuant to Rule 14a-4(a)(3).

As disclosed in the Form S-4, and as we stated in our letter, dated February 3, 2011, to the Office of Chief Counsel of the Division of Corporation Finance (the “No-Action Request Letter”), although the proposed transaction technically involves a Delaware statutory merger, there is no merger or acquisition transaction of the type addressed in the Telephone Interpretation. Indeed, upon the consummation of the proposed merger, the consolidated assets and liabilities of GNS/new Mosaic will be identical to the consolidated assets and liabilities of Mosaic prior to the consummation of the proposed merger. The statutory merger being proposed for the consideration of Mosaic’s stockholders is simply the legal means by which Mosaic will in effect amend its charter and recapitalize its share capital into three classes of common stock, and thereby facilitate the split-off transaction to be effected by Cargill, Incorporated (“Cargill”) immediately after the merger. In this regard, the “merger” and the GNS Charter Amendments are appropriately viewed as one transaction and do not require separate presentation. Put another way, the proposed merger transaction, for purposes of Rule 14a-4(a)(3), is fundamentally a recapitalization of Mosaic, and Mosaic stockholders are being asked to express their view as to such recapitalization (and therefore the GNS Charter Amendments) by means of voting in favor or against the merger between Mosaic and its wholly-owned subsidiary.

In furtherance of the above conclusion, we note that the Telephone Interpretation provides various examples of charter or bylaw changes that generally would be required to be set out as separate proposals in merger and acquisition transactions. These examples, which we appreciate reflect a non-exclusive list, are charter and bylaw changes that, as stated in the Telephone Interpretation, are “corporate governance-related and control-related provisions (e.g., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements).” The GNS Charter Amendments do not provide for any such changes. To the contrary, as we described in the No-Action Request Letter, and as is detailed in the Form S-4, the certificate of incorporation that GNS will adopt in connection with the

Securities and Exchange Commission Attn: Dana Brown March 9, 2011	3

proposed transaction will be identical to the certificate of incorporation of Mosaic, except that the GNS certificate of incorporation will designate the various classes of equity securities into which the Mosaic capital stock will be recapitalized and contain other provisions related to the recapitalization.

As stated in the Telephone Interpretation, Rule 14a-4(a)(3) is “intended to provide a means for shareholders to communicate their views to the board of directors on each matter to be acted upon.” The GNS Charter Amendments were narrowly fashioned to only reflect the terms of the recapitalized capital stock and do not provide for any governance-related or control-related changes. Accordingly, we respectfully submit that the only matter on which Mosaic stockholders need to communicate their views is whether to approve a recapitalization of the common stock of Mosaic, which will be effected through the merger on which the stockholders are being asked to vote.

2.	Please tell us why you believe this transaction is not subject to Exchange Act Rule 13e-3.

Response

We do not believe that the proposed transaction constitutes a going private transaction subject to Exchange Act Rule 13e-3 because, among other things, this transaction does not have either a reasonable likelihood or a purpose of producing any of the effects enumerated by Rule 13e-3(a)(3)(ii). In essence, the effects enumerated by Rule 13e-3(a)(3)(ii) are (1) an issuer’s equity securities become eligible for de-registration under the Exchange Act or (2) an issuer’s equity securities will no longer be listed on a national securities exchange. Those effects are not in any way present in the proposed transaction. The common stock to be exchanged with those Mosaic stockholders who at the effective time of the proposed transaction are “unaffiliated” with Cargill will continue to be registered under the Exchange Act and listed for trading on the New York Stock Exchange (“NYSE”). As detailed in the Form S-4, Mosaic’s public stockholders that hold shares of Mosaic common stock at the effective time of the proposed transaction will, immediately after the completion of the proposed transaction, hold shares of common stock in GNS (which will be renamed “The Mosaic Company” following completion of the transaction) that will be substantially identical to their current shares of Mosaic common stock (including with respect to being registered under the Exchange Act and listed on the NYSE under the same “MOS” ticker symbol).

Furthermore, we note that pursuant to a letter dated February 3, 2011 from the Office of Chief Counsel of the Division of Corporation Finance (the “No-Action Letter”), after the completion of the proposed transaction, GNS will be deemed a successor to Mosaic under both the Securities Act and Exchange Act, including for purposes of: the registration of the GNS common stock under Section 12(b) of the Exchange Act, GNS’s status as a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act and GNS’s succession to Mosaic’s SEC file number. Therefore, with respect to the benefits of NYSE listing and Commission filings, Mosaic’s public stockholders will be in the same position before and after the consummation of the proposed transaction. Moreover, in the proposed merger/recapitalization and accompanying secondary public offering, Cargill’s approximately 64% majority interest in Mosaic will be reduced to a minority interest, and Mosaic’s public float is expected to increase from approximately 36% to greater than 50%. This contemplated transaction, in which the public float will meaningfully increase, will, in fact, have an effect on Mosaic and its public stockholders that is the opposite of the effect that a

Securities and Exchange Commission Attn: Dana Brown March 9, 2011	4

going private transaction would have. The Commission, in Release No. 34-16075 (August 2, 1979), explained that each of the effects enumerated by Rule 13e-3(a)(3)(ii) “has the result of depriving a security holder of the benefits of public ownership.” In the proposed transaction, however, Mosaic’s public stockholders will not be deprived of any of the benefits of public ownership of common stock that such stockholders currently enjoy.

In addition to the foregoing, we also note that we believe the proposed transaction falls within the exception provided by Rule 13e-3(g)(2). Transactions in which all security holders are offered only an equity security and unaffiliated security holders (in this case Mosaic’s public stockholders) are offered common stock are subject to the exception provided by Rule 13e-3(g)(2). In the proposed transaction, all of Mosaic’s stockholders will receive a common equity security (either common stock, class A common stock or class B common stock) and Mosaic’s public stockholders (the unaffiliated security holders) will receive common stock, which common stock will be substantially identical to the common stock currently owned by Mosaic’s public stockholders. In addition, as discussed above, the GNS/new Mosaic common stock will continue to be registered under the Exchange Act and listed on the NYSE. In forming our conclusion regarding the applicability of the Rule 13e-3(g)(2) exception, we reviewed and considered the Commission’s guidance on this issue. In that regard we note that although Cargill, currently an affiliate of Mosaic, will receive a form of consideration (common stock, class A common stock and class B common stock) differing from that to be received by the unaffiliated security holders (common stock only), Cargill will only hold the class A common stock and class B common stock for a moment in time, as the proposed transaction provides that immediately following the merger/recapitalization described in the Form S-4, Cargill will effect a split-off transaction pursuant to which it will exchange all of the shares of class A common stock and class B common stock it receives with Cargill stockholders, none of whom is currently an affiliate of Mosaic. The only shares to be retained by Cargill are shares of common stock, which is the exact form of consideration to be received by the unaffiliated security holders. Therefore, in addition to the fact that the proposed transaction does not have any of the effects enumerated by Rule 13e-3(a)(3)(ii), we also believe that the Rule 13e-3(g)(2) exception is applicable to the proposed transaction.

Risk Factors, page 23

3.	Please provide a risk factor, if appropriate, discussing that Hart-Scott-Rodino Act compliance could delay Cargill from exchanging its Mosaic shares, as noted on page 53.

Response

In response to the Staff’s comment, an additional risk factor with respect to Hart-Scott-Rodino Act compliance has been added to page 24 of Amendment No. 1 to the Form S-4.

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

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4.	Please disclose the “current market considerations” that representatives of J.P. Morgan reviewed for the special committee on October 7, 2010, as stated in the fourth paragraph on page 45.

Response

In response to the Staff’s comment, we have added the requested disclosure in Amendment No. 1 to the Form S-4 on page 45.

Split-off, page 55

5.	Please discuss how the number of shares to be exchanged in the split-off will be determined. We note on page 12 that the actual number of shares of class A common stock and class B common stock to be exchanged by Cargill with its stockholders “will be based on the share price of Mosaic common stock and a determined value of Cargill.”

Response

In response to the Staff’s comment, we have included additional disclosure in Amendment No. 1 to the Form S-4 on pages 12 and 55 which discusses how the number of shares to be exchanged in the split-off will be determined.

Representations and Warranties, page 57

6.	We note the statement that “[f]or the foregoing reasons, you should not rely on the representations and warranties contained in the merger and distribution agreement as statements of factual information.” Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Response

The Staff’s comment is duly acknowledged.

Other Transaction Agreements, page 76

Governance Agreement, page 76

7.	Please revise to identify the “certain other” exchanging Cargill stockholders who are a party to the governance agreement.

Response

Securities and Exchange Commission Attn: Dana Brown March 9, 2011	6

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to the Form S-4 on page 76.

Tax Agreement, page 77

8.	Please revise to further explain the agreed-upon “basket” discussed in the first bullet point.

Response

The number of shares that Mosaic may issue, redeem, or allow the MAC Trusts to transfer (i.e., the “basket”) will be determined at the time of closing, but is estimated to be a maximum of approximately 42 million shares. In response to the Staff’s comment, we have revised the disclosure to specify the estimated size of this “basket” on page 78 of Amendment No. 1 to the Form S-4.

Other Arrangements and Relationships Between Mosaic and Cargill, page 80

9.	Please discuss how the transactions may affect the various relationships and arrangements between Mosaic and Cargill. In doing so, please briefly discuss any material agreements currently in effect between Mosaic and Cargill.

Response

In response to the Staff’s comment, we have revised the discussion of the relationships, arrangements and agreements between Mosaic and Cargill beginning on page 80 of Amendment No. 1 to the Form S-4.

GNS Form S-1 filed February 14, 2011

General

Cautionary Statement Concerning Forward-Looking Statements, page iii

10.	We note the reference in the last paragraph to “any document incorporated by reference in this prospectus.” Please explain to us the document and incorporation to which you refer.

Response

In response to the Staff’s comment, GNS confirms that the language referred to by the Staff will be removed when GNS files Amendment No. 1 to GNS’s Registration Statement on Form S-1.

Mosaic Form 10-K for fiscal year ended May 31, 2010

Risk Factors, page 25

11.

We note the statement on page six that “[a]dditional risks not presently known to us, or that we currently deem immaterial, may also impair our business, financial condition or results of operations.” All material risks should be discussed in this section. If risks

Securities and Exchange Commission Attn: Dana Brown March 9, 2011	7

are not deemed material then they should not be mentioned. Please confirm that you will remove this language in future filings.

Response

In response to the Staff’s comment, Mosaic and GNS confirm that the language referred to by the Staff will be removed in future filings.

The Mosaic Company Definitive Proxy Statement filed August 24, 2010

Certain Relationships and Related Transactions, page 67

12.	Please direct us to disclosure in the S-4 of the approximate dollar amount that Cargill charged you in the last fiscal year for pension and other postretirement benefits under Cargill’s plans and the approximate dollar amount related to co-location agreements on page 71 of the proxy statement.

Response

The costs charged for the pension and other postretirement benefits under Cargill’s plans for Mosaic’s fiscal year ended May 31, 2010 (“fiscal 2010”) were $1.1 million, as disclosed in the third paragraph of Note 18 of Notes to Consolidated Financial Statements (“Notes to Consolidated Financial Statements”) in Exhibit 13 to Mosaic’s Annual Report on Form 10-K for fiscal 2010, which is incorporated by reference into the Form S-4.

The costs charged with respect to the co-location agreements were approximately $0.6 million for fiscal 2010. This amount is included in the table of amounts related to transactions with Cargill in Note 22 of Notes to Consolidated Financial Statements.

In response to the Staff’s comment, the approximate dollar amount that Cargill charged Mosaic in the last fiscal year for pension and other postretirement benefits under Cargill’s plans has been added to page 80 of Amendment No. 1 to the Form S-4, and the approximate dollar amount that Cargill charged Mosaic in the last fiscal year related to co-location agreements has been added to page 81 of Amendment No. 1 to the Form S-4.

Compensation Discussion and Analysis, page 23

Benchmarking, page 25

13.	We note on page 25 that you seek to establish total direct compensation around the median of the competitive market, with the ability to earn more for superior performance. In future filings, please confirm that you will discuss where actual payments fell relative to these objectives.

Response

In response to the Staff’s comment, Mosaic and GNS confirm that in future annual meeting proxy statements, Mosaic or GNS, as applicable, will discuss where actual payments fell relative to these objectives.

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14.	We note on pages 25 and 26 that in addition to using a comparator group you use broader compensation market data from Towers Watson and Hay Group “in making decisions.” Please advise us whether such benchmarking is material to your compensation policies and decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. If so, confirm that in future filings you will list the companies comprising the Towers Watson and Hay Group data to which you benchmark and disclose the degree to which those companies were considered comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

Mosaic’s use of the broader compensation market data referred to on pages 25 and 26 of Mosaic’s proxy statement for Mosaic’s 2010 annual meeting of stockholders is consistent with the last sentence of Compliance and Disclosure Interpretation 118.05 of Regulation S-K, which reads as follows:

“It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”

In response to the Staff’s comment, in future annual meeting proxy statements, Mosaic or GNS, as applicable, will revise the discussion comparable to the last sentence of the paragraph on pages 25 and 26 of Mosaic’s proxy statement to clarify that the use of the broader compensation market data is consistent with the last sentence of Compliance and Disclosure Interpretation 118.05, as follows:

“We also review broad-based third-party survey data for the United States and Canada from Towers Watson and Hay Group, Inc. and market trends to obtain a general understanding of current compensation practices and evolving best practice.”

*        *        *

Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg

Eric M. Swedenburg

cc:	Richard L. Mack

  The Mosaic Company / GNS II (U.S.) Corp.

Charles I. Cogut

Joseph H. Kaufman

  Simpson Thacher & Bartlett LLP

William V. Fogg

  Cravath, Swaine & Moore LLP